EXHIBIT 77D
for Strategist Tax-Free Income Fund, Inc.
              Strategist Tax-Free High Yield Fund


At a Board of Directors' meeting held on November 10, 1999, the following investment policy was eliminated:

Under normal market conditions, the Fund does not intend to commit more than 5% of its total assets to when-issued securities or forward commitments.